UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Others

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the Bank) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges:

Pursuant to Reserve Bank of India’s swap facility for FCNR (B) deposits up to August 31, 2026, the gross mobilisation by ICICI Bank Limited (the Bank) is ~ USD 17.88 billion (~ ₹ 1,702 billion). Loans provided by international branches and subsidiaries of the Bank against such deposits are ~ USD 9.00 billion (~ ₹ 856 billion). Further, standby letters of credit issued by the Bank to other banks in respect of loans against such deposits would amount to ~ USD 3.63 billion (~ ₹ 346 billion). As previously intimated by the Bank on various dates, the Bank has issued in aggregate ~ USD 3.55 billion (~ ₹ 338 billion) of USD denominated bonds during July-August 2026.

Note: ₹ amounts represent convenience translation at the exchange rate prevailing on August 31, 2026.

The above information is provisional and unaudited. You are requested to take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: September 2, 2026	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India